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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

US BioEnergy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90342V 10 9
(CUSIP Number)
Steven P. Myers
Capitaline Advisors, LLC
111 Main Ave.
Brookings, SD 57006
(605) 696-3102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90342V 10 9	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Gordon W. Ommen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		6,428,098 (See Items 4 and 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,428,098 (See Items 4 and 5)

WITH	10	SHARED DISPOSITIVE POWER:

2,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,430,098 (See Items 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	90342V 10 9	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Capitaline General Partner, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		120,372

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		120,372

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	120,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

CUSIP No.	90342V 10 9	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Capitaline Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		1,603,646

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,603,646

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,603,646

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

CUSIP No.	90342V 10 9	Page	5	of	7

1	NAMES OF REPORTING PERSONS: Capitaline Renewable Energy II, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		29,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

     This Amendment No. 1 (the “Amendment”) amends the Schedule 13D previously filed on December 26, 2006 (the “Schedule 13D”) by Gordon W. Ommen, a citizen of the United States (“Ommen”), Capitaline General Partner, LLC, a South Dakota limited liability company (“CGP”), Capitaline Advisors, LLC, a South Dakota limited liability company (“CA”), and Capitaline Renewable Energy II, LP, a South Dakota limited partnership (“CRE II”). This Amendment is being filed to disclose changes to Items 4, 5 and 6 of the Schedule 13D. Only those Items that are reported in this Amendment are amended and supplemented in the manner indicated, and responses to all other Items remain unchanged. All capitalized terms but not defined in this Amendment shall have the meanings assigned to them in the Schedule 13D unless otherwise indicated herein.
Item 4. Purpose of Transaction
     On June 13, 2007, CRE II and Capitaline Renewable Energy III, LP (“CRE III”) distributed on a pro rata basis 6,845,500 and 3,250,000 shares, respectively, of the common stock of US BioEnergy Corporation (the “Company”) to their respective partners. In connection with these distributions, Ommen, CA and CGP received 1,374,139 shares, 670,774 shares and 24,692 shares, respectively, of the Company’s common stock.
Item 5. Interest in Securities of the Issuer
     (a) As of June 13, 2007, the Reporting Persons beneficially own an aggregate of 6,430,098 shares of the Company’s common stock. This includes shares of common stock owned by each of Ommen, his family members, CA, CGP, CRE II, CRE III, Capitaline Renewable Energy, LP (“CRE”) and BirdDog Capital, LLC (“BirdDog”). As the sole member of CA, which is the managing member of CGP, which in turn is the general partner of CRE and CRE II, Ommen has voting and investment control over 24,692 shares of common stock held by CGP, 66,180 shares of common stock held by CRE and 29,500 shares of common stock held by CRE II. As the sole member of CA, Ommen has voting and investment control over 670,774 shares of Company common stock held directly by CA and over 812,500 shares of Company common stock issuable upon exercise of options held by CA that are exercisable currently. Ommen is also the sole member of BirdDog, and as a result, he has voting and investment control over 3,125,000 shares of Company common stock held by BirdDog. Ommen directly owns 1,691,952 shares of Company common stock, which includes 9,500 shares of restricted stock, and also directly owns stock options representing the right to acquire 7,500 shares of Company common stock exercisable currently or within 60 days of June 13, 2007. Ommen’s wife and children directly own 2,000 shares of Company common stock. Ommen, CGP and CA disclaim beneficial ownership of the shares owned by CRE and CRE II except to the extent of their pecuniary interest therein, and Ommen disclaims beneficial ownership of the shares held by his wife and children.
     The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
     Except as set forth in Item 5(a), each of the Reporting Persons disclaims beneficial ownership of any common stock owned beneficially or of record by any other Reporting Person.
     (b) The Reporting Persons collectively have beneficial ownership of 9.3% of the outstanding shares of the Company common stock. Ommen beneficially owns shares representing 9.3% of the outstanding Company common stock, CA beneficially owns shares representing 2.3% of the outstanding Company common stock, CGP beneficially owns shares representing 0.2% of the outstanding Company common stock, and CRE II beneficially owns shares representing 0.04% of the outstanding Company common stock. Information regarding the number of such shares as to which each Reporting Person has sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition of is provided in items 7 — 10 of the cover page.
     The percentages of common stock reported as owned by the Reporting Persons are based on 67,998,125 outstanding shares of Company common stock as of April 30, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
     (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the common stock of the Company in the last 60 days.

     (d) No person other than those described herein are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Company common stock that are the subject of this Report.
     (e) On June 13, 2007, CA, CGP and CRE II ceased to be beneficial owners of more than five percent of the Company’s common stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Lock-Up Agreement
     The lock-up agreements into which each of Ommen, CRE, CRE II, CRE III and BirdDog had entered in December 2006 expired June 12, 2007.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement among the Reporting Persons*

*	Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 26, 2006.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2007

GORDON W. OMMEN
/s/ Gordon W. Ommen

CAPITALINE GENERAL PARTNER, LLC
/s/ Steven P. Myers
Steven P. Myers
President of Capitaline General Partner, LLC

CAPITALINE ADVISORS, LLC
/s/ Steven P. Myers
Steven P. Myers
President

CAPITALINE RENEWABLE ENERGY II, LP
/s/ Steven P. Myers
Steven P. Myers
President of Capitaline General Partner, LLC, the general partner of Capitaline Renewable Energy II, LP

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)